Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. published the following communication on its LinkedIn page on October 23, 2023.

Choice CEO @Patrick Pacious joined @CNBC’s “Squawk Box” to discuss with @Becky Quick our value-creating proposal to acquire @Wyndham Hotels & Resorts and its compelling benefits for both companies’ stakeholders.

Watch the interview and learn more about the Choice proposal here:

https://www.createvaluewithchoice.com/?utm_source=LinkedIn&utm_medium=cpc&utm_campaign=Choice_CNBC

#ChoiceHotels #ChoiceWyndham #CreateValueWithChoice #MakeItYourChoice #M&A #Hospitality

Investors are urged to read the important information in its entirety on the landing page available here:

https://www.createvaluewithchoice.com/?utm_source=LinkedIn&utm_medium=cpc&utm_campaign=Choice_CNBC

Choice Hotels International
94,765 followers
4h

Choice CEO Patrick Pacious joined CNBC's "Squawk Box" to discuss with Becky Quick our value-creating proposal to acquire Wyndham Hotels & Resorts and its compelling benefits for both companies' stakeholders.

Watch the interview and learn more about the Choice proposal here:
https://lnkd.in/eUM3UJ3e

#ChoiceHotels #ChoiceWyndham #CreateValueWithChoice #MakeItYourChoice #Mergers #Acquisitions #Hospitality

Investors are urged to read the important information in its entirety on the landing page available here: https://lnkd.in/eF4Ecs5j


CNBC
NEWS ALERT
CHOICE TAKES WYNDHAM BID PUBLIC
CHOICE HOTELS CEO JOINS SQUAWK LIVE
CNBC 6:53A
S&P FUT (DEC) -10.75
S&P FV 1.63
S&P CLOSE 4,373.63

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See the LinkedIn post here.